SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY

                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Burke County (the "Authority") of $85,000,000 5.40% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1999 (the "First Series Revenue Bonds"), the issuance and sale by the Authority of $100,000,000 5.25% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Second Series 1999 (the "Second Series Revenue Bonds") and the issuance and sale by the Authority of $53,000,000 5.45% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Third Series 1999 (the "Third Series Revenue Bonds" and, together with the First Series Revenue Bonds and the Second Series Bonds, the "Revenue Bonds"), the Company issued the following:

             (a) promissory note dated May 6, 1999 in the principal amount of $85,000,000 (the "First Series Note"), evidencing the obligation of the Company to repay the Authority's loan (the "First Series Loan") to it of the proceeds of the First Series Revenue Bonds,

             (b) promissory note dated May 6, 1999 in the principal amount of $100,000,000 (the "Second Series Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Second Series Loan") to it of the proceeds of the Second Series Revenue Bonds, and


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             (c)    promissory note dated May 6, 1999 in the principal amount of
                    $53,000,000 (the "Third Series Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Third Series Loan") to it of the proceeds of the Third Series Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             Each of the Notes will bear interest at the rate of interest borne by the corresponding series of Revenue Bonds, as follows:

             First Series Revenue Bonds....................5.40%.

             Second Series Revenue Bonds...................5.25%.

             Third Series Revenue Bonds....................5.45%.

Item 5.      Date of issue, renewal or guaranty of each security.

             May 6, 1999.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             The First Series Note        - May 1, 2034, subject to prepayment
                                            or prior redemption.

             The Second Series Note       - May 1, 2034, subject to prepayment
                                            or prior redemption.

             The Third Series Note        - May 1, 2034, subject to prepayment
                                            or prior redemption.


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Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The Notes were issued in favor of the Authority and assigned by it to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the respective series of Revenue Bonds.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             The Company issued the Notes in consideration of the Loans aggregating $238,000,000 (the "Loans' Proceeds"), excluding the accrued interest received by the Authority upon its sale of the Revenue Bonds which will be applied to the initial payment of interest due thereon.

Item 11.     Application of proceeds of each security.

             The Loans' Proceeds have been deposited with the Revenue Bond Trustee.

             The proceeds from the First Series Note and the Second Series Note will be applied to the redemption of the Authority's $125,000,000 outstanding 6.60% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1994 due July 1, 2024 and $60,000,000 outstanding 6 3/8% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Sixth Series 1994 due August 1, 2024.

             A portion of the proceeds from the Third Series Note ($50,000,000) will be applied to the redemption of the Authority's $50,000,000 outstanding 5.35% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 1989 due May 1, 2019. The balance of the proceeds of the Third Series Note has been deposited into the construction fund created under the trust indenture and will be used to finance additional construction and issuance costs.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.

Date:  May 17, 1999                    GEORGIA POWER COMPANY



                                       By:   /s/Wayne Boston
                                                Wayne Boston
                                            Assistant Secretary